UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-42426

FAST TRACK GROUP
(Registrant’s Name)

12 Mohamed Sultan Road,

#04-01, Singapore 238961

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Nasdaq Market Value of Listed Securities Deficiency Letter

On August 11, 2025, FAST TRACK GROUP (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the review of the Company’s Market Value of Listed Securities (“MVLS”) for the period from June 27, 2025 to August 8, 2025, the Company no longer meets the MVLS requirement of Nasdaq under Nasdaq Listing Rules 5550(b)(2), to maintain a minimum MVLS of $35 million.

Nasdaq has provided the Company with an 180 calendar days compliance period, or until February 9, 2026, in which to regain compliance with Nasdaq MVLS requirement. In the event that the Company does not regain compliance prior to the expiration of the compliance period, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s MVLS requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(b)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAST TRACK GROUP

Date: August 13, 2025	By:	/s/ Lim Sin Foo, Harris
	Name:	Lim Sin Foo, Harris
	Title:	Chief Executive Officer, and Director

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